UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

CENTRASIA MINING CORP.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

15626R102

(CUSIP Number)

July 10, 2007

(Date of Event which Requires Filing

of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ ☒ ☐	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 10 Pages

Exhibit Index: Page 8

SCHEDULE 13G

CUSIP No.: 15626R102	Page 2 of 10 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

LOUIS M. BACON

2	Check the Appropriate Box If a Member of a Group (See Instructions)

a.	☐
b.	☒

3	SEC Use Only

4	Citizenship or Place of Organization

UNITED STATES

	5	Sole Voting Power
Number of Shares		3,000,000
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 3,000,000
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

3,000,000

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

8.83%

12	Type of Reporting Person (See Instructions)

IN; IA

SCHEDULE 13G

CUSIP No.: 15626R102	Page 3 of 10 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

MOORE CAPITAL MANAGEMENT, LLC

2	Check the Appropriate Box If a Member of a Group (See Instructions)

a.	☐
b.	☒

3	SEC Use Only

4	Citizenship or Place of Organization

NEW YORK

	5	Sole Voting Power
Number of Shares		3,000,000
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 3,000,000
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

3,000,000

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

8.83%

12	Type of Reporting Person (See Instructions)

OO; IA

CUSIP No.: 15626R102	Page 4 of 10 Pages

Item 1(a)	Name of Issuer:

Centrasia Mining Corp. (the "Issuer")

Item 1(b)	Address of the Issuer's Principal Executive Offices:

Suite 300, 1055 West Hastings Street

Vancouver, BC V6E 2E9

Item 2(a)	Name of Person Filing:

This statement is being filed (1) by Louis M. Bacon ("Mr. Bacon"), a United States citizen, in his capacity as chairman, chief executive officer and director of Moore Capital Management, LLC, a New York limited liability company ("MCM"), and (2) by MCM. MCM serves as discretionary investment manager to an exempted limited partnership organized under the laws of the Commonwealth of the Bahamas (the "Fund"). This statement relates to Shares (as defined below) held for the account of the Fund. Each of Mr. Bacon and MCM, in the capacities set forth above, may be deemed to be the beneficial owner of Shares held for the account of the Fund.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The principal business office of each of Mr. Bacon and MCM is located at 1251 Avenue of the Americas, New York, New York 10020.

Item 2(c)	Citizenship:

i)	Mr. Bacon is a United States citizen; and

ii)	MCM is a New York limited liability company.
Item 2(d)	Title of Class of Securities:

Common Stock, no par value (the "Shares").

Item 2(e)	CUSIP Number:

15626R102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of the date hereof, each of Mr. Bacon and MCM may be deemed to be the beneficial owner of the 3,000,000 Shares held for the account of the Fund. This number consists of: (i) 2,000,000 Shares issuable upon the automatic conversion of 2,000,000 subscription receipts issued by the Issuer and

CUSIP No.: 15626R102	Page 5 of 10 Pages

held for the benefit of the Fund (the “Subscription Receipts”) and (ii) 1,000,000 Shares issuable upon the exercise of 1,000,000 warrants issuable upon the automatic conversion of the Subscription Receipts.

Item 4(b)	Percent of Class:

As of the date hereof, assuming complete conversion of the Subscription Receipts, the number of Shares of which each of Mr. Bacon and MCM may be deemed to be the beneficial owner constitutes approximately 8.83% of the total number of Shares outstanding.

Item 4(c)	Number of shares as to which such person has:

Mr. Bacon
(i)	Sole power to vote or direct the vote:	3,000,000
(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	3,000,000
(iv)	Shared power to dispose or to direct the disposition of:	0

MCM
(i)	Sole power to vote or direct the vote:	3,000,000
(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	3,000,000
(iv)	Shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The partners of the Fund have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by the Fund in accordance with their respective ownership interests in the Fund.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

CUSIP No.: 15626R102	Page 6 of 10 Pages

Item 10.	Certification:

By signing below, each of Mr. Bacon and MCM certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 15626R102	Page 7 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 20, 2007

LOUIS M. BACON

By:	/s/ James E. Kaye________
Name:	James E. Kaye
Title:	Attorney-in-Fact

MOORE CAPITAL MANAGEMENT, LLC

By:	/s/ James E. Kaye_______
Name:	James E. Kaye
Title:	Vice President

CUSIP No.: 15626R102	Page 8 of 10 Pages

EXHIBIT INDEX

Page No.

A.	Joint Filing Agreement, dated as of July 20, 2007, by and between Louis M. Bacon and
Moore Capital Management, LLC	9

B.	Power of Attorney, dated as of July 5, 2007, granted by Louis M. Bacon in favor
James E. Kaye and Anthony J. DeLuca	10

CUSIP No.: 15626R102	Page 9 of 10 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Centrasia Mining Corp., dated as of July 20, 2007, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: July 20, 2007

LOUIS M. BACON

By:	/s/ James E. Kaye___________
Name:	James E. Kaye
Title:	Attorney-in-Fact

MOORE CAPITAL MANAGEMENT, LLC

By:	/s/ James E. Kaye___________
Name:	James E. Kaye
Title:	Vice President

CUSIP No.: 15626R102	Page 10 of 10 Pages

EXHIBIT B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, Louis M. Bacon, hereby make constitute and appoint each of James E. Kaye and Anthony J. DeLuca, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name (a) in my personal capacity or (b) in my capacity as Chairman and Chief Executive Officer of each of Moore Capital Management, LLC and Moore Capital Advisors, LLC and their respective affiliates all documents, certificates, instruments, statements, filing and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities or other investments, and any other documents relating or ancillary thereto, including but not limited to, all documents relating to filings with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(f), and (c) any initial statements of, or states of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of July 5, 2007.

/s/ Louis M. Bacon____

Louis M. Bacon